Bio:
Born in Indiana in 1982, Caleb France has spent over a decade developing his passion for creativity and community. Graduating from Taylor University in 2004 with the desire to become an entrepreneur, France combined his two loves of business and hospitality which has now grown into designing, building, owning, and managing hospitality concepts throughout the Midwest: Cerulean Restaurant (Indianapolis & Winona Lake), Light Rail Café & Roaster, The Garden Restaurant, Winona Heritage Room, Field Artisan Brewing, Landing Beer Company, Utopian Coffee + Kitchen, Retail Advising LLC, and CLF Hospitality.

Caleb, his wife Courtney, and three children Tennyson, Huxley, and Veya find inspiration from travel, but bring it back home with their belief in the wonderful people and ingredients of the Midwest. France creates not only restaurants, but longs to build spaces that foster communion while bringing a modern sensibility that inspires.

Founder Summary:
- CLF Development, 2005-Current (property design/build/management)
- Flying Fish Catering, 2005-2021
- Cerulean Winona Lake Restaurant, 2006-2021
- Garden Winona Restaurant, 2008-2020
- Cerulean Indianapolis Restaurant, 20012-2017
- Light Rail Café, 2014-2021
- Retail LLC, 2015-Current (professional services management)
- Winona Heritage Room Event Center, 2015-Current
- Field Brewing, 2018-2020
- Landing Beer Company, 2020-Current
- Utopian Coffee + Kitchen, 2020-Current

Board/Committee Involvement Summary:
- Sitka Salmon Shares Board, 2012-2017
- Kosciusko Chamber of Commerce Board, 2012-2019 (President 2017)
- Hope CSA INC Board, 2015-Current
- Northeast Indiana Local Food Network Board, 2017-2020
- Cardinal Service Capital Campaign Chair, 2018-Current ($16MM)

Education & Experience Summary:
- BA, Business Management & Finance, Taylor University, 2004
- Private Pilot License, 2012
- Design/Build 4 residential condo units, 2005
- Design/Build 3 commercial retail units, 2005
- Conde Nast Traveler Top 15 Restaurants in the Midwest, 2014